PROMETHEUM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70739

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Prometheum Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Wall Street, 25th Floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jarred Beckerman	**212-333-3315**	jbeckerman@procustody.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP

(Name – if individual, state last, first, and middle name)

910 E. St. Louis Street, Suite 400	**Springfield**	**MO**	**65806**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosemarie Fanelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheum Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WENDY RABINER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01RA6311420
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES 9/15/2026

Signature: Rosemarie Fanelli

Title: Chief Operating Officer

Wendy Rabiner
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROMETHEUM CAPITAL, LLC

TABLE OF CONTENTS

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | F 405.600.9799
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member and the Board of Directors
Prometheum Capital, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prometheum Capital, LLC (Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

Forvis Mazars, LLP
We have served as the Company's auditor since 2024.
Oklahoma City, Oklahoma
March 10, 2025

PROMETHEUM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Cash	$ 979,009
Cash segregated in compliance with federal regulations	10,500
Digital asset securities	6,012
Fixed assets, less accumulated depreciation of $2,524	43,804
Operating lease right-of-use asset	32,703
Other assets	52,749
Total assets	**$ 1,124,777**
Accounts payable and accrued expenses	$ 543,861
Lease liability	33,621
Payable to related parties	5,000
Total liabilities	**582,482**
Member's equity	**542,295**
Total liabilities and member's equity	**$ 1,124,777**

The accompanying notes are an integral part of the statement of financial condition.

Notes to the Statement of Financial Condition
December 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Capital, LLC ("Prometheum Capital" or the "Company") was formed in January 2021 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") authorized to custody, clear and settle digital asset securities.

On May 17, 2023, Prometheum Capital was approved as a member of FINRA as a Special Purpose Broker Dealer. On December 20, 2023, Prometheum Capital was also approved as a member of FINRA to clear and settle digital asset securities. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent"). The Parent was formed for the purpose of developing a fully integrated blockchain-enabled ecosystem for the trading, clearing, settlement and custody of Digital Asset Securities ("DAS").

NOTE 2 – RELIANCE ON THIRD-PARTY LIQUIDITY

The Company has incurred recurring losses and negative cash flows from operations. The Company has received a commitment from its principal stockholder to provide additional funds through March 10, 2026 to meet liquidity needs not covered by operating cash flows.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board. The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2024.

Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including digital asset securities, and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on financial position or results of operations. Actual results could differ from those estimates.

Fair Value Measurement

The fair value of highly liquid, short-term assets, including cash, prepaid expenses, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying statement of financial condition since the Company is not subject to United States federal, state, or local income taxes. The Company accounts for income taxes under, ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12") and is no longer obligated to disclose its tax positions on its stand-alone financials and instead reports them with its Parent.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2024 the Company did not hold any cash equivalents.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. The accounts at this financial institution are insured by the Federal Deposit Insurance Company subject to certain limitations. As of December 31, 2024, the Company's cash on deposit at this financial institution in excess of federally insured limits was $729,009. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, and consist primarily of computer hardware and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which is five years.

Digital Asset Securities

Digital Asset Securities ("DAS") are defined under SEC Release No. 34-90788 as an asset that is issued or transferred using distributed ledger technology and qualifies as a security under applicable federal securities laws. The Company performs an analysis to determine whether the treatment under ASC 350-60, as amended by Accounting Standards Update ("ASU") 2023-08, is applicable to each DAS on the Company's Statement of Financial Condition. The Company has determined that its current DAS holdings are indefinite-lived intangible assets in accordance with ASC 350-60. Effective January 1, 2024, the Company early adopted ASU 2023-08, which requires entities to measure these assets at fair value. The DAS are initially recorded at their cost with subsequent cost-basis tracking performed in accordance with the first-in-first out ("FIFO") method of accounting.

Leases

Leases are recognized in accordance with ASC Topic 842 Leases ("ASC 842"). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC 280, Segment Reporting. The Company has identified its Co-CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Share Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Employees participate in Prometheum Inc.'s equity incentive plan, which provides for stock options that may only be settled in common shares of Prometheum, Inc. Share-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. The awards are classified as equity awards and measured at fair value on the grant date. The Company determines the grant date fair value of stock options using the Black-Scholes option pricing model, incorporating assumptions including expected term, expected volatility, and risk-free interest rate. Prometheum Inc. allocates share-based compensation expense to the Company for employees receiving equity awards.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenditures of the Parent, which benefit the Company, are allocated to the Company, and reflected in the accounts of the Company. Expenditures are allocated using a reasonable methodology based on specific identification, headcount, usage or other systematic basis reflecting the Company's proportionate benefit. Expenditures by the Parent which are recorded in the accounts of Prometheum Capital pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent.

Amounts recorded in the accompanying statement of financial condition for the year ended December 31, 2024 under the ESA was $8,374,363. This amount was settled with a simultaneous non-cash capital contribution.

NOTE 5 – FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2024:

Computer hardware	$42,719
Equipment	3,609
Total fixed assets	46,328
Less: accumulated depreciation	(2,524)
Fixed assets, net	$43,804

NOTE 6 – FAIR VALUE

The Company measures certain financial assets at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. The fair value hierarchy prioritizes the inputs used to measure fair value into three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than quoted prices included in Level 1, that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2024, the Company's financial assets measured at fair value on a recurring basis consist solely of Level 2 assets, which are valued based on a 24-hour volume weighted average calculation, time-penalty factor and outlier methodology. Accordingly, no Level 1 or Level 3 assets are held, and no fair value hierarchy table is presented. The company had no financial assets or liabilities measured at fair value on a nonrecurring basis.

The following table summarizes the fair value of financial assets measured at fair value on a recurring basis:

Assets:	Level 2
Digital asset securities	$6,012
Total financial assets, at fair value	$6,012

NOTE 7 – DIGITAL ASSET SECURITIES

The following summarizes the Company's significant DAS holdings as of December 31, 2024:

	Quantity	Cost Basis	Fair Value
Ether ("ETH")	1.8367	$4,302	$6,012
Total DAS held as of December 31, 2024		$4,302	$6,012

The following table presents a roll-forward of digital asset securities for the year ended December 31, 2024, based on the fair value model under ASU 2023-08:

	Fair Value
Beginning Balance: ETH held at January 1, 2024	$ -
Additions: Purchases of ETH	9,025
Dispositions: Payment of ETH for expenses (gas fees)	(3,832)
Change in fair value of ETH	819
Ending Balance: ETH held at December 31, 2024	$6,012

NOTE 8 – REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1") under the Securities Exchange Act of 1934, under which the Company is required to maintain minimum net capital. The Company computes its net capital in accordance with the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2024, the Company had net capital of $611,730, which was $361,730 in excess of the required net capital.

At December 31, 2024, the Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as the Company anticipates onboarding customers in 2025. The Company maintains a Special Reserve Bank Account with a balance of $10,500 as of December 31, 2025.

NOTE 9 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent. Additionally, the Company leases office space from an entity associated with members of Prometheum, Inc's Board of Directors and a minority stockholder.

As of December 31, 2024, payable to related parties consists of $5,000 due to a board member of the Parent maintaining a non-customer brokerage account at the Company.

NOTE 10 – SHARE BASED COMPENSATION

In August 2019, the Board of Directors of Prometheum, Inc. adopted the Prometheum 2019 Stock Option Plan (Incentive and Non-Incentive) ("2019 SOP"). The Plan provides for the granting of both incentive and non-incentive stock options, to eligible individuals, as defined. The Plan provides for the issuance of up to 2,968,750 shares of the Prometheum, Inc.'s common stock. As of December 31, 2024 there were 152,686 options available for issuance.

In April 2022, the Board of Directors of Prometheum, Inc. adopted the Prometheum 2022 Equity Incentive Plan (Incentive and Non-Incentive). The Plan provides for the granting of both incentive and non-incentive stock options, to eligible individuals, as defined. The Plan provides for the issuance of up to 5,000,000 shares of the Prometheum, Inc.'s common stock. As of December 31, 2024 there were 3,073,223 options available for issuance.

During 2024, Prometheum Inc. approved the issuance of 474,050 options under the 2022 SOP to senior executives and several employees of the Company in connection with their previously entered into employment agreements. The options expire at various dates beginning July 2028 through December 2029 and vest over a one to four-year period. The options were valued utilizing the Black-Scholes option pricing model with the following assumptions: exercise price: $5.00; expected volatility: 105.26%; risk-free rate: 4.18%; expected term: 3.00 years. The average grant date fair value was $3.28.

Options outstanding outside of the 2019 and 2022 SOP's as of December 31, 2024 were 9,516,667.

As of December 31, 2024, option activity for the Company is summarized as follows:

	Options Outstanding	Weighted Average Exercise Price
January 1, 2024	5,165,492	$4.54
Granted	474,050	$5.00
Forfeited	(46,219)	$5.00
December 31, 2024	5,593,323	$4.56

NOTE 10 – SHARE BASED COMPENSATION (Continued)

The following tables summarize information regarding stock options outstanding at December 31, 2024

Ranges of Price	Options Outstanding	Weighted Average Remaining		Options Exercisable Weighted Average	
		Contractual Life	Exercise Price	Options Exercisable	Exercise Price
$ 1.50	9,656	-	$ 1.50	9,242	$ 1.50
$ 3.20	55,570	0.50	$ 3.20	53,186	$ 3.20
$ 4.00	2,157,387	2.71	$ 4.00	2,064,860	$ 4.00
$ 4.50	98,063	3.49	$ 4.50	93,857	$ 4.50
$ 4.80	1,030,683	1.46	$ 4.80	967,842	$ 4.80
$ 5.00	2,156,941	3.50	$ 5.00	1,715,290	$ 5.00
$ 6.00	85,023	2.12	$ 6.00	-	-
$1.50 - $6.00	5,593,323	2.76	$ 4.56	4,904,277	$ 4.50

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is obligated under a lease for office space located in White Plains, New York, which expires on June 30, 2025. Monthly lease payments include base rent and additional charges for electricity and real estate taxes according to the lease.

The following summarizes quantitative information about the Company's operating lease.

Discount rate – operating leases	1.67%

Maturities of the Company's operating lease liability is as follows:

Year ended December 31, 2024	$	33,785
Less: Present value discount		(164)
Operating lease liability	$	33,621

NOTE 12 – SUBSEQUENT EVENTS

The company evaluates subsequent events through the date on which this statement of financial condition was issued. Other than the below items, there have been no material subsequent events that occurred through March 10, 2025 that could require adjustment to this statement of financial condition.

On January 6, 2025 the Company received a $100,000 cash capital contribution from Prometheum, Inc.